DigiCurve, Inc.
                    2764 Lake Sahara Drive, Suite 111
                         Las Vegas, NV 89117
            Telephone: (702) 851-5424 / Fax: (702) 838-5130


February 1, 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   DigiCurve, Inc. - Cancellation/Withdrawal of Request for Acceleration
        of Effective Date

        File No. 333-130471

To Whom It Concerns;

We understand that the review of recently submitted Form SB-2/A1 is still in process. As a result, our Request for Acceleration, dated January 27 for an effective date of January 31, 2006, was premature.

Accordingly, please accept this letter as a formal request that we withdraw our Request for Acceleration, as previously requested, effective immediately.

Thank you for your consideration.

Sincerely,

DigiCurve, Inc.

/s/ John Paul Erickson
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John Paul Erickson
President